HiClassT, Inc.

Smetanova 88/20

Retenice 415 03

Teplice, Czech Republic

April 5, 2017

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

RE: Hiclasst, Inc

Request for Acceleration of Effective Date of Registration

Registration Statement on Form S-1

Filed March 28, 2017

File No. 333-215898

Dear Mr. Reynolds:

We hereby request that the Commission accelerate the effective date of our registration statement filed with the Commission to be April 11, 2017 at 3:00 PM Eastern Time or soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Yours truly,

/s/ Patrik Wiedemann

Patrik Wiedemann

President